SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES,
S.A.B. DE
C.V.
(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)
__________________________

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Third Quarter 2008 Results

MAXCOM REPORTS RESULTS FOR THE THIRD
QUARTER AND NINE MONTHS OF 2008; AND
THE APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

Mexico City, October 23, 2008.– Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOMCPO.MX), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended September 30, 2008. The company announced today that the Board of Directors has appointed Eduardo Vazquez Arroyo as acting Chief Executive Officer effective immediately.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures for the year 2008 are expressed in millions of historical Mexican pesos, as explained in section “Adoption of New Accounting Standards”. Figures for the year 2007 are expressed in millions of Mexican pesos of purchasing power at December 31, 2007. Monetary amounts may vary due to rounding.

Results | Third Quarter 2008

Financial Highlights:

•	Third quarter 2008 revenues reached Ps. 717 million and increased by Ps. 100 million or 16% in comparison to the third quarter of 2007.

•	EBITDA increased by 23% to reach Ps. 222 million in comparison to the third quarter of 2007.

•	EBITDA Margin increased by 182 basis points to 31% this reporting quarter, when compared to the same period last year.

•	The Company posted Net Income during the third quarter of Ps. 10 million, which compares favorably to a net loss of Ps. 8 million reported in the third quarter of 2007.

	3Q08	3Q07	Δ%	YTD08	YTD07	Δ%
Million Pesos
Revenues	717	617	16%	2,011	1,727	16%
EBITDA	222	180	23%	618	488	27%
EBITDA Margin	31%	29%		31%	28%
Adj. EBITDA	223	184	21%	625	498	26%
Adj. EBITDA Margin	31%	30%		31%	29%
Net Income	10	(8)	N.A.	30	(25)	N.A.

Pesos
Earnings per Share Basic	0.01	-	-	0.04	-	-
Earnings per Share Diluted	0.01	-	-	0.04	-	-

Operating Highlights:

•
Total company Revenue Generating Units or RGUs, increased to 476,216 or 38% in the third quarter of 2008 compared to the same period last year. The Company recorded RGU net adds of 36,809 in the quarter.

•	Total company customer base increased by 11% to reach 234,670 customers.
•	Voice RGUs (formerly voice lines in service) increased 15% to reach 375,191. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 109% to 25,783.
•	The Company added 16,210 mobile RGUs to its residential and commercial business divisions during the third quarter, which brought the mobile RGU base to 55,725.
•	Pay TV number of RGUs reached 16,161. The Company recorded TV net adds of 4,944 in the quarter.
•	2,259 public telephones were installed during the quarter bringing the number of coin operated phones to 33,551.
•	Residential RGU per customer increased from 1.1 in the third quarter of 2007 to 1.5 in the third quarter of 2008.
•	Commercial RGU per customer increased from 11.1 in the third quarter of 2007 to 14.9 in the third quarter of 2008.

Third Quarter 2008 Results

Operating Results

	3Q08	3Q07	Δ%
Residential Customers	228,984	204,517	12%
Voice	223,709	203,207	10%
Data	22,399	10,446	114%
Mobile	52,535	N.A.	N.A.
TV	16,211	3,340	385%

Residential RGUs	334,399	232,663	44%
Voice	237,486	216,981	9%
Data	25,783	12,342	109%
Mobile	54,969	N.A.	N.A.
TV	16,161	3,340	384%
RGU per Residential Customer	1.5	1.1

Commercial Customers	5,629	6,034	(7)%
Voice	5,385	5,930	(9)%
Data	1,408	1,245	13%
Mobile	101	N.A.	N.A.
Other	165	105	57%

Commercial RGUs	83,786	67,002	25%
Voice	79,674	63,839	25%
Data	3,006	2,939	2%
Mobile	756	N.A.	N.A.
Other	350	244	43%
RGU per Commercial Customer	14.9	11.1

Public Telephony RGUs	33,551	25,967	29%

Wholesale RGUs	24,480	19,006	29%

Total RGUs	476,216	344,658	38%

Voice RGUs (voice lines in service)	375,191	325,793	15%
Total Number of Customers	234,670	210,551	11%

Revenues

Maxcom total revenues for the third quarter of 2008 were Ps. 717 million, an increase of 16% over revenues of Ps. 617 million, recorded in the third quarter of 2007. The following table is a breakdown of the sources of revenue for the Company.

	3Q08		Weight %	3Q07		Weight %	Δ%
Residential	Ps.	292	41%	Ps.	228	37%	28%
Commercial		213	30%		182	29%	17%
Public Telephony		113	16%		108	18%	5%
Wholesale		95	13%		92	15%	3%
Other Revenue		4	0%		7	1%	(43)%
Total	Ps.	717	100%	Ps.	617	100%	16%

Third Quarter 2008 Results

Total revenues for the nine months ended September 30, 2008 were Ps. 2,011 million, an increase of 16% over revenue of Ps. 1,727, million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company.

	YTD08		Weight %	YTD07		Weight %	Δ%
Residential	Ps.	821	41%	Ps.	661	38%	24%
Commercial		605	30%		455	26%	33%
Public Telephony		309	15%		290	17%	7%
Wholesale		249	12%		293	17%	(15)%
Other Revenue		27	2%		28	2%	(4)%
Total	Ps.	2,011	100%	Ps.	1,727	100%	16%

Residential
Residential revenues represented 41% of the total during the third quarter, compared with 37% in the same quarter of 2007. Revenues in the residential business segment reached Ps. 292 million, an increase of 28% in comparison to Ps. 228 million in the third quarter of 2007.

The 28% increase in revenues is directly related to the 44% increase in RGUs and was mainly driven by:

1.
An increase in the number of mobile RGUs to reach 54,969, and an increase in the number of pay TV RGUs to reach 16,161. The Company continues to successfully up sell to its existing and new client base the products that were launched late September and December 2007 respectively;

2.
An increase in the number of data RGUs which increased by 109% to reach 25,783. Customers that had previously declined broadband are revisiting their decision once they have decided on a double play with pay TV; and,

3.	A 9% increase in voice RGUs (formerly voice lines in service) in the residential business segment to reach 237,486.

In addition, the increase in revenues is due to an agreement with Megacable to sell Maxcom’s share in approximately 10,000 subscribers of our Toluca and Queretaro operations, for voice termination under the original triple play agreements. The Company entered into commercial agreements with Telemedia in Queretaro and Cablenet in Toluca during 2005 in order to provide voice termination for triple-play customers now been transferred to Megacable. However, Megacable acquired these 2 companies during 2005 and 2008, respectively.  Megacable and Maxcom mutually agreed to terminate the strategic alliance, and as part of the transaction, approximately 10,000 subscribers were sold to Megacable. It is important to highlight that this transaction does not include any transfer of infrastructure since it belongs in its entirety to Megacable. As part of the agreement, Maxcom will continue to provide different services in all of the cities in which it operates.

For the nine months ended September 30, 2008 revenues from the residential business totaled Ps. 821 million, and increased by 24% from Ps. 661 million recorded in the same period of 2007.

The take up of products and up selling has improved the RGU per customer in the residential business from 1.1 in the third quarter of 2007 to 1.5 RGUs per customer in the third quarter of 2008.

Commercial
Commercial revenues represented 30% of the total during the third quarter of 2008, and represented 29% in the in the third quarter of 2007. Revenues in Commercial Business reached Ps. 213 million, an increase of 17% in comparison to Ps. 182 million in the same period of 2007.

The 17% or Ps. 31 million increase in revenues during the third quarter of 2008 is mainly explained by an increase in the average revenue per customer that the company recorded and a 25% increase in the number of RGUs. The increase in RGUs was mainly driven by:

1.	A higher number of data RGUs in the quarter to reach 3,006;
2.	A higher number of voice RGUs (formerly voice lines in service) which have increased by 25% to 79,674; and,
3.	The higher number of RGUs from other value added-services that the Company provides, including: firewall protection, IT outsourcing, hosting and other services.

It is important to highlight that the number of customers decreased by 7% in comparison to the third quarter of 2007. As in the previous quarter the Company continues to filter clients that had only one or two commercial voice lines. However, although the number of customers is declining the Company has been successful in increasing its voice lines per customer numbers from 10.8 lines per customer in the third quarter of 2007 to 14.8 lines per customer in the third quarter of 2008.

For the nine months ended September 30, 2008 revenues from the commercial business totaled Ps. 605 million, or a 33% increase when compared to Ps. 455 million recorded in the same period of 2007.

In addition, RGU per commercial customer increased from 11.1 in the third quarter of 2007 to 14.9 in the third quarter of 2008.

Third Quarter 2008 Results

Public Telephony
Public Telephony represented 16% of total revenues during the third quarter of 2008. Revenues in this business unit totaled Ps. 113 million, an increase of 5% when compared to Ps. 108 million in 2007. The increase in revenues is attributed to the 29% growth in the base of public telephones installed. However and partially offsetting this revenue growth, as the number of public telephones continues to grow, the average revenue per public telephone tends to decline. For the nine months ended September 30, 2008 revenues from the public telephony business totaled Ps. 309 million, an increase of 7% when compared to Ps. 290 million recorded in the same period of 2007.

Wholesale
In the third quarter of 2008, Wholesale revenues increased by 3% to reach Ps. 95 million, in comparison to the Ps. 92 million registered during the same quarter in the previous year. The increase in the Wholesale Business revenues was mainly driven by an increase in long distance termination and CPPN traffic due to better call completion through Maxcom’s network. For the nine months ended September 30, 2008 revenues from the wholesale business decreased from Ps. 293 million recorded in the nine months of 2007 to Ps. 249 million.

Other Revenue
Other revenue represented less than 1% of total revenues and reached Ps. 4 million, in comparison to Ps. 7 million or also less than 1% of total revenues in the previous quarter. Other revenues are primarily comprised of lease of microwave frequencies and CPE sales. For the nine months ended September 30, 2008 revenues from other businesses totaled Ps. 27 million, or 2% of total revenues from Ps. 28 million recorded in the same period of 2007, or 2% of total revenues.

Network Operation Cost

Network Operation Costs in the third quarter of 2008 increased 12% or Ps. 30 million to reach Ps. 284 million in comparison to Ps. 254 million in the previous year, and was mainly due to a 14% increase in network operating services and an increase in technical expenses of 4%. However and partially offsetting this increase, installation expenses decreased by 34% due to a reduction in the cost per single line installed and several promotional offers with the Company’s bundled products.

The increases in network operating services were mainly in:

1.	The amounts paid for pay TV content and the cost of the Company’s mobile services;
2.	The amounts paid for connection to internet services;
3.	Higher costs in long distance interconnection;
4.	The lease of circuits and ports; and,
5.	The amounts paid to carriers for calling party pays.

For the nine months ended September 30, 2008 network operation costs totaled Ps. 795 million from Ps. 725 million, a 10% increase in comparison to the same period last year.

Gross margin for the third quarter of 2008 was 60%, the same as the gross margin recorded in the same period of 2007. For the nine months ended September 30, 2008 gross margin was 60%, 244 basis points higher than the 58% gross margin recorded in the same period of 2007.

SG&A

SG&A expenses were Ps. 212 million in the third quarter of 2008, 15% above Ps. 184 million in the same period of 2007. The Ps. 28 million increase was mainly driven by higher bad debt expenses as a result of the deteriorating economic environment in Mexico, higher external advisory expenses, salaries and staff related costs, wages and benefits as a result of an increasing headcount specifically in the residential and commercial sales forces which have increased as a result of the increased coverage areas. In addition, to an increase in sales commissions and marketing expenses, among others. These increases were partially offset by lower insurance costs and stock option compensation.

For the nine months ended September 30, 2008 SG&A expenses totaled Ps. 599 million, 16% above Ps. 514 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for the third quarter of 2008 was Ps. 222 million, a 23% increase from Ps. 180 million in the same period of last year. EBITDA Margin was 31% during the period, 181 basis points higher than 29% in the third quarter of 2007. For the nine months ended September 30, 2008, EBITDA amounted to Ps. 618 million, 27% higher than the Ps. 488 million registered in the same period of 2007. EBITDA margin for the nine months of 2008 was 31%, 246 basis points higher than the 28% margin recorded in the same period of 2007.

Third Quarter 2008 Results

Adjusted EBITDA for the third quarter of 2008 was Ps. 223 million, 21% higher than Ps. 184 million in the same period of last year. Adjusted EBITDA Margin was 31% during the period, 135 basis points higher than in the third quarter of 2007. For the nine months ended September 30, 2008, Adjusted EBITDA amounted to Ps. 625 million, 26% higher than the Ps. 498 million registered in the same period of 2007. Adjusted EBITDA margin for the nine month period of 2008 was 31%, 224 basis points higher than the 29% margin reported in the same period of 2007.

Operating Income

Operating Income for the third quarter of 2008 was Ps. 81 million, 10% higher than Ps. 74 million in the previous year. Operating margin for the third quarter was 11%. For the nine months ended September 30, 2008, operating income for the Company reached Ps. 231 million, 25% higher than the result registered in the same period of 2007 of Ps. 185 million.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps. 69 million, a Ps. 36 million increase when compared to Ps. 33 million in the same period of 2007.

	3Q08	3Q07	ΔPs.	Δ%	YTD08	YTD07	ΔPs.	Δ%
Net Interest Expense	24	52	(28)	(54)%	117	145	(28)	(19)%
Exchange Rate (Gain) Loss – Net	44	(13)	31	N.A.	58	(6)	64	N.A.
Monetary Position Gain (Loss)	-	(33)	33	N.A.	-	(38)	38	N.A.
Total	68	33	36	109%	175	101	74	73%

The higher Comprehensive Financial Result was due to a net exchange rate loss of Ps. 44 million in the third quarter of 2008, compared to a net exchange rate gain of Ps. 13 million recognized in the same period of last year, mainly due to the US dollar cash position of the company. At September 30, 2008 the exchange rate between the Mexican Peso and the United States Dollar was Ps. 10.7919, compared to Ps. 10.9203 at the end of September 30, 2007.

The Company recorded a decrease of Ps. 28 million on the amount of net interest expense when compared to the same quarter of 2007. While the amount of interest expense increased due to the overall amount of debt in a year over year basis (The Company reopened its Senior Notes on September 5, 2007 for an additional US$25 million), the capitalization of interest cost on telecommunications network infrastructure build out partially offset this increase.

For the nine months ended September 30, 2008, comprehensive cost of financing for the Company reached Ps. 175 million when compared to Ps. 101 million recorded in the same period of 2007.

As a result of the change in the accounting standards in Mexico (see “Adoption of New Accounting Standards”), inflationary accounting (NIF B-10) is not required in a low-inflation environment. As of the third quarter of 2008 the Company prepared its financial statements in terms of historical Mexican pesos. Therefore, the comprehensive financial result will no longer be affected by the results in monetary position. In this case the company recorded a monetary position loss of Ps. 33 million in the third quarter of 2007 which does not compare to the third quarter of 2008.

Taxes

During the first quarter of 2008 and according to the latest tax reform in Mexico, asset tax was replaced with the flat corporate tax (Impuesto Empresarial a Tasa Única). The IETU is calculated on a cash-flow basis, with the base determined by reducing taxable revenue (mainly income derived from the sale of goods, the rendering of independent services and the leasing of tangible goods) with specific deductions. Since Capex is deductible, the Company is able to minimize tax payments given the aggressive Capex plan for 2008.

The Company recorded Ps. 8 million in taxes during the third quarter 2008, compared to Ps. 43 million in the third quarter of 2007. For the nine months ended September 30, 2008, the Company recorded Ps. 15 million in taxes, which compare to Ps. 101 million recorded in the same period of 2007.

While Asset Tax, IETU and Income Tax represent cash outflows, Deferred Income Tax is a non-cash item.

Third Quarter 2008 Results

	3Q08	3Q07	YTD08	YTD07
Asset Tax	-	6	-	20
IETU	-	-	7	-
Income Tax	4	2	9	4
Deferred Income Tax	4	36	(2)	76
Total Taxes	8	43	15	101

Net Income

The company posted net income during the third quarter of 2008 of Ps. 10 million, which compares favorably to net loss of Ps. 8 million reported in the third quarter of 2007. For the nine months ended September 30, 2008, the company registered a net income of Ps. 30 million in comparison to a net loss of Ps. 25 million, in the same period of 2007.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended September 30, 2008	Quarter Ended September 30, 2007
Resources from Operations and Working Capital	99	(1)
CAPEX	(400)	(274)
Free Cash Flow	(301)	(275)
Financing Activities	19	365
Cash and Cash Equivalents at the Start of the Period	1,805	160
Cash and Cash Equivalents at the End of the Period	1,523	250

Millions of Pesos	For the Nine Months Ended September 30, 2008	For the Nine Months Ended September 30, 2007
Resources from Operations and Working Capital	255	185
CAPEX	(1,114)	(939)
Free Cash Flow	(859)	(754)
Financing Activities	(158)	241
Cash and Cash Equivalents at the Start of the Period	2,540	763
Cash and Cash Equivalents at the End of the Period	1,523	250

Capital Expenditures

Capital Expenditures during the period totaled Ps. 400 million, higher than the Ps. 275 million recorded in the third quarter of 2007. Capital Expenditures were primarily used for telephone network systems, the build out of new clusters, and equipment for Maxcom’s network expansion. For the nine months ended September 30, 2008 the Company recorded Ps. 1,114 million which is greater than the Ps. 939 million recorded in the same period of last year.

Indebtedness

At September 30, 2008 the Company reported its indebtedness level at Ps. 2,237 million. The Company’s leverage ratio measured by Total Debt/EBITDA, presented a decrease, from 3.6 times in 2007 to 2.7 times in 2008. In addition, Net Debt/EBITDA ratio presented an even more important profile reduction from 3.3 times in 2007 to 0.9 times in 2008, as a result of the cash proceeds from the Company’s initial public offering.

As a reminder in May 2007, the Company entered into a currency swap transaction to minimize the exchange rate risks related to the coupon payments with respect to US$150 million aggregate principal amount of the senior secured notes due 2014, for payments during the period from June 2008 to December 2010. In addition, the Company’s cash position is almost entirely in US dollars which further reduce the risk with currency fluctuations.

Third Quarter 2008 Results

Adoption of New Accounting Standards

B-10: As of January 1, 2008, the company has adopted the changes to “Inflationary Effects”, B-10 in accordance with the Mexican Financial Standards (“NIF”) which establishes the rules for the recognition of inflationary effects in the country; furthermore, it incorporates changes such as, reclassifying accumulated results for non-monetary assets and has the possibility of choosing between the INPC (national consumer price index) and the value of UDIs. It has been determined that the country does not face an inflationary environment, and therefore the company as of January 1, 2008 will suspend the recognition of these inflationary effects in its financial information. Consequently, the financial information corresponding to the period ended September 30, 2007 is expressed in Millions of Mexican Pesos of purchasing power at December 31, 2007 (date on which bulletin B-10 was still in effect) and the financial information for September 30, 2008 is in current Mexican Pesos.

###
About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Juan-Carlos Sotomayor
Mexico City, Mexico
(52 55) 1163 1104
juan.sotomayor@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involve risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

###

Third Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand Mexican Pesos ("Ps.") and US Dollars ("$")

	As of September 30, 2007			As of September 30, 2008
	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps.	234,397	$21,720	Ps.	1,523,372	$141,159
Restricted cash		15,289	1,417		-	-
		249,686	23,137		1,523,372	141,159
Accounts receivable:
Customers, net of allowance		543,266	50,340		703,834	65,219
Value added tax refundable		193,926	17,970		187,297	17,355
Other sundry debtors		46,584	4,317		68,498	6,347
		783,776	72,627		959,629	88,921

Inventory		28,281	2,621		40,330	3,737
Prepaid expenses		31,715	2,939		51,886	4,808
Total current assets		1,093,458	101,324		2,575,217	238,625

Restricted cash long term		-	-		-	-

Frequency rights, net		82,513	7,646		75,106	6,959
Telephone network systems and equipment, net		3,971,399	367,998		4,915,424	455,473
Pre-operating expenses, net		71,093	6,588		61,201	5,671
Intangible assets, net		194,383	18,012		217,875	20,189
Financial instruments		14,645	1,357		5,995	556
Retirement obligations		-	-		-	-
Deposits		6,524	605		8,359	775
Prepaid expenses long term		22,925	2,124		17,457	1,618
Other assets		6,357	589		6,357	589

Total assets	Ps.	5,463,297	$506,243	Ps.	7,882,991	$730,455

LIABILITIES
CURRENT LIABILITIES:
Interest payable		74,854	6,936		72,816	6,747
Accounts payables and accrued expenses		497,345	46,087		447,852	41,500
Bank financing		-	-		-	-
Senior notes, net		-	-		-	-
Notes payables		8,397	778		4,602	426
Commercial paper		-	-		-	-
Deferred income		1,940	180		2,628	244
Payroll and other taxes payable		31,033	2,876		46,316	4,292
Total current liabilities		613,569	56,857		574,214	53,209

LONG-TERM LIABILITIES:
Senior notes, net		2,218,801	205,599		2,158,380	200,000
Bank financing		108,702	10,073		-	-
Notes payable		9,370	868		1,666	154
Other accounts payable		9,708	900		12,414	1,150
Deferred taxes		161,130	14,931		88,433	8,194
Pensions and postretirement obligations		10,812	1,002		10,824	1,003
Other long term liabilities		68,285	6,327		65,905	6,107
Financial instruments		-	-		-	-
Total liabilities	Ps.	3,200,377	$296,557	Ps.	2,911,836	$269,817

SHAREHOLDERS' EQUITY
Capital stock		3,328,141	308,392		5,410,244	501,325
Premium on capital stock		263,497	24,416		820,123	75,994
Accumulated deficit		(1,303,664)	(120,800)		(1,267,466)	(117,446)
Net loss for the period		(25,054)	(2,322)		29,735	2,755
Share repurchase program		-			(21,481)	(1,990)
Total shareholders' equity (deficit)	Ps.	2,262,920	$209,686	Ps.	4,971,155	$460,638

Total liabilities and equity	Ps.	5,463,297	$506,243	Ps.	7,882,991	$730,455

NOTES TO FINANCIAL STATEMENTS:
Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 10.7919 per US$1.00.

Third Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand Mexican Pesos ("Ps.") and US Dollars ("$")

	3 months ended as of September 30, 2007				3 months ended as of September 30, 2008
	Pesos		US Dollars	%	Pesos		US Dollars	%

TOTAL REVENUES	Ps.	617,302	$57,200	100%	Ps.	717,496	$66,485	100%

Network operating services		213,383	19,773	35%		243,765	22,588	34%
Technical expenses		35,409	3,281	6%		36,808	3,411	5%
Installation expenses		4,854	450	1%		3,202	297	0%
Cost of network operation		253,646	23,504	41%		283,775	26,296	40%

GROSS PROFIT		363,656	33,696	59%		433,721	40,189	60%

SG&A		184,063	17,056	30%		211,975	19,642	30%

EBITDA		179,593	16,640	29%		221,746	20,547	31%

Depreciation and amortization		106,070	9,829			140,967	13,062

Operating income (loss)		73,523	6,811			80,779	7,485

Comprehensive (income) cost of financing:

*Interest expense		59,376	5,502			34,490	3,196
**Interest (income), net		(7,443)	(690)			(10,229)	(948)
Exchange (income) loss, net		13,461	1,247			44,244	4,100
Gain on net monetary position		(32,646)	(3,025)			-	-
		32,748	3,034			68,505	6,348

Other (income) expense		5,642	523			(5,530)	(512)

INCOME (LOSS) BEFORE TAXES		35,132	3,254			17,804	1,649

Taxes:
Asset tax		5,591	518			-	-
Flat rate corporate tax		-	-			-	-
Income tax		1,753	162			3,767	349
Deferred income tax		35,509	3,290			4,157	385
Total tax		42,853	3,970			7,924	734

NET INCOME (LOSS)	Ps.	(7,721)	$(716)		Ps.	9,880	$915

*Adjusted EBITDA		183,863	17,037			223,373	20,698
% of revenue Adjusted EBITDA		30%	30%			31%	31%

Weighted average basic shares		560,176				789,819
Weighted average fully diluted		606,144				829,576

Earnings per share basic		(0.01)				0.01
Earnings per share diluted		(0.01)				0.01

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.7919 per US$1.00.

Third Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	9 months ended on September 30, 2007				9 months ended on September 30, 2008
	Pesos		US Dollars	%	Pesos		US Dollars	%

TOTAL REVENUES	Ps.	1,726,783	$160,007	100%	Ps.	2,011,445	$186,385	100%

Network operating services		608,334	56,369	35%		677,822	62,808	34%
Technical expenses		102,368	9,486	6%		102,494	9,497	5%
Installation expenses		13,833	1,282	1%		14,592	1,352	1%
Cost of network operation		724,535	67,137	42%		794,908	73,657	40%

GROSS PROFIT		1,002,248	92,870	58%		1,216,537	112,728	60%

SG&A		514,491	47,674	30%		598,961	55,501	30%

EBITDA		487,757	45,196	28%		617,576	57,227	31%

Depreciation and amortization		302,428	28,024			386,618	35,825

Operating income (loss)		185,329	17,172			230,958	21,402

Comprehensive (income) cost of financing:

*Interest expense		174,851	16,202			166,590	15,437
**Interest (income), net		(29,959)	(2,776)			(49,636)	(4,599)
Exchange (income) loss, net		(5,551)	(514)			58,131	5,387
Gain on net monetary position		(38,144)	(3,535)			-	-
		101,197	9,377			175,085	16,225

Other (income) expense		8,507	788			11,510	1,067

INCOME (LOSS) BEFORE TAXES		75,625	7,007			44,363	4,110

Taxes:
Asset tax		20,409	1,891			-	-
Flat rate corporate tax		-	-			6,783	629
Income tax		3,890	360			9,485	879
Deferred income tax		76,380	7,078			(1,640)	(152)
Total tax		100,679	9,329			14,628	1,356

NET INCOME (LOSS)	Ps.	(25,054)	$(2,322)		Ps.	29,735	$2,754

*Adjusted EBITDA		498,025	46,148			625,123	57,925
% of revenue Adjusted EBITDA		29%	29%			31%	31%

Weighted average basic shares		560,176				789,819
Weighted average fully diluted		606,144				829,576

Earnings per share basic		(0.04)				0.04
Earnings per share diluted		(0.04)				0.04

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 10.7919 per US$1.00.

Third Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN FINANCIAL POSITION
Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	3 months ended as of September 30, 2007		3 months ended as of September 30, 2008		3 months ended as of September 30, 2008
	Pesos		Pesos		US Dollars
Operating activities:
Net income (loss)	Ps.	(25,054)	Ps.	29,735	$2,755

Depreciation and amortization		93,024		140,547	13,023
Long term obligations		1,129		3,556	330
Deferred income tax		31,282		1,762	163
Stock Options		10,268		7,547	699

Subtotal		110,649		183,147	16,970

Net change in operation:
Resources provided by operation activities		(114,587)		(11,659)	(1,080)

Financing activities:
Senior notes		331,316		151,148	14,006
Notes payables		(3,703)		(1,433)	(133)
Commercial paper		-		-	-
Bank financing		108,702		-	-
Capital stock		11,397		(33,750)	(3,127)
Resources provided by financing activities		447,712		115,965	10,746

Investing activities:
Frequency rights		-		-	-
Telephone network systems and equipment, net		(242,064)		(381,610)	(35,361)
Preoperating expenses		-		-	-
Intangible assets		(14,324)		(4,801)	(445)

Resources used in investing activities		(256,388)		(386,411)	(35,806)

Cash and cash equivalents:
Increase / (decrease) in cash equivalents		76,737		(282,105)	(26,140)
Cash at beginning		157,660		1,805,477	167,299

Cash at end	Ps.	234,397	Ps.	1,523,372	$141,159

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 10.7919 per US$1.00.

Third Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN FINANCIAL POSITION
Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	9 months ended on September 30, 2007		9 months ended on September 30, 2008		9 months ended on September 30, 2008

	Pesos		Pesos		US Dollars
Operating activities:
Net income (loss)	Ps.	(25,054)	Ps.	29,735	$2,755

Depreciation and amortization		276,186		393,342	36,448
Long term obligations		3,917		4,750	440
Deferred income tax		74,571		(4,035)	(374)
Stock Options		10,268		7,547	699

Subtotal		339,888		431,339	39,968

Net change in operation:
Resources provided by operation activities		75,045		126,550	11,727

Financing activities:
Senior notes		446,395		46,784	4,335
Notes payables		(63,015)		(6,505)	(603)
Commercial paper		(155,639)		-	-
Bank financing		108,702		-	-
Capital stock		793		(75,487)	(6,995)
Resources provided by financing activities		337,236		(35,208)	(3,263)

Investing activities:
Frequency rights		51		-	-
Telephone network systems and equipment, net		(886,895)		(1,074,185)	(99,536)
Preoperating expenses		-		-	-
Intangible assets		(30,331)		(32,183)	(2,982)

Resources used in investing activities		(917,175)		(1,106,368)	(102,518)

Cash and cash equivalents:
Increase / (decrease) in cash equivalents		(504,894)		(1,015,026)	(94,054)
Cash at beginning		739,291		2,538,398	235,213

Cash at end	Ps.	234,397	Ps.	1,523,372	$141,159

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 10.7919 per US$1.00.

Third Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CASH FLOW
In Thousand Mexican Pesos ("Ps.")

	3 months ended as of September 30, 2007		3 months ended as of September 30, 2008		US Dollars
Operating Activities:
Income before taxes	Ps.	36,685	Ps.	17,807	$1,650

Items without cash flow		320,955		89,984	8,338
Items related to investment activities		104,395		138,461	12,830
Items related to financing activities		62,075		34,490	3,196
Cash flow from income/loss before taxes		524,110		280,742	26,014

Cash flow from: Accounts receivables		(409,679)		(99,343)	(9,205)
Inventory		5,614		(5,960)	(552)
Accounts payable		(136,409)		(108,296)	(10,035)
Other assets and liabilities		20,966		(19,706)	(1,826)
Income taxes		(13,126)		(6,162)	(571)
Cash flow from operation activities		(532,634)		(239,467)	(22,189)

Net cash flow from operating activities		(8,524)		41,275	3,825

Cash flow from capital expenditures		(274,711)		(399,815)	(37,048)

Cash in excess/(required) to be used in financing activities		(283,235)		(358,540)	(33,223)

Cash flow from: Senior notes		249,146		-	-
Bank financing		108,702		-	-
Vendor financing		(4,480)		(1,752)	(162)
Capital stock		-		-	-
Additional paid in capital		(96)		(7,977)	(739)
Other financing activities		11,293		28,848	2,673
Cash flow from financing activities		364,565		19,119	1,772

Increase (decrease) in cash and temporary investments		81,330		(339,421)	(31,451)

Exchange effects on cash and cash equivalents		7,911		57,316	5,311

Cash and cash equivalents at beginning of the period		160,445		1,805,477	167,299
Cash and cash equivalents at the end of the period	Ps.	249,686	Ps.	1,523,372	$141,159

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 10.7919 per US$1.00.

Third Quarter 2008 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CASH FLOW
In Thousand Mexican Pesos ("Ps.")

	9 months ended on September 30, 2007		9 months ended on September 30, 2008		US Dollars
Operating Activities:
Income before taxes	Ps.	77,178	Ps.	44,364	$4,111

Items without cash flow		104,410		229,560	21,272
Items related to investment activities		278,571		346,704	32,126
Items related to financing activities		177,550		166,590	15,437
Cash flow from income/loss before taxes		637,709		787,218	72,945

Cash flow from: Accounts receivables		(332,607)		(347,223)	(32,174)
Inventory		7,618		(7,017)	(650)
Accounts payable		(35,351)		(63,258)	(5,862)
Other assets and liabilities		(78,143)		(22,065)	(2,045)
Income taxes		(27,662)		(18,663)	(1,729)
Cash flow from operation activities		(466,145)		(458,226)	(42,460)

Net cash flow from operating activities		171,564		328,992	30,485

Cash flow from capital expenditures		(938,875)		(1,114,178)	(103,242)

Cash in excess/(required) to be used in financing activities		(767,311)		(785,186)	(72,757)

Cash flow from: Senior notes		232,262		-	-
Bank financing		108,702		-	-
Vendor financing		(19,475)		(5,707)	(529)
Capital stock		660		(7)	(1)
Additional paid in capital		(27)		(75,481)	(6,994)
Other financing activities		(80,982)		(76,791)	(7,116)
Cash flow from financing activities		241,140		(157,986)	(14,639)

Increase (decrease) in cash and temporary investments		(526,171)		(943,172)	(87,396)

Exchange effects on cash and cash equivalents		13,104		(72,991)	(6,763)

Cash and cash equivalents at beginning of the period		762,753		2,539,535	235,319
Cash and cash equivalents at the end of the period	Ps.	249,686	Ps.	1,523,372	$141,159

Financial statements for 2007 are reported in Mexican pesos of purchasing power as of December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 10.7919 per US$1.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
By: /s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: October 23, 2008
Title: General Counsel